Exhibit 1.01

LETTER OF INTENT BY AND BETWEEN SIERRA RESOURCE GROUP, INC. AND

MEDINA PROPERTY GROUP, LLC. IN REGARDS TO THE PROPERTY KNOWN AS

“CHLORIDE COPPER MINE” IN KINGMAN ARIZONA

When countersigned by each of the parties, this Letter of Intent outlines the general terms as of the 2nd day of July, 2012 for the agreement by and between SIERRA RESOURCE GROUP,INC., a Nevada Corporation, hereinafter referred to as (“SIRG”) and MEDINA PROPERTY GROUP, LLC, a limited liability company incorporated in Florida (hereinafter referred to as “MPG”)

It is intended that SIRG and MPG shall, subject to the terms set forth herein and in the “Definitive Agreement”, enter into the following terms regarding the Chloride Copper Mine, in Kingman Arizona:

WHEREAS, MPG is the owner of a 20% interest in The CHLORIDE COPPER MINE, a mining concession which lies approximately 24 km northwest of the City of Kingman, Arizona, and some 160 km (100 mi) southeast of Las Vegas, Nevada, or 275 km (172 mi) northwest of Phoenix, Arizona. The geographic coordinates of the property are 35° 21’ N Latitude and 114° 10’W Longitude (T22 and 23 and R 18). The Chloride Copper Mine copper deposit is situated within the Chloride Copper Mine Property, which includes 37 Unpatented Lode Mining Claims and 14 Mill-site Claims, covering a total area of approximately 178 ha.

AND WHEREAS “SIRG” would like to increase its interest ownership of the Chloride Copper mine to 90% interest in the “Chloride Copper Mine”, for development,

NOW THEREFORE, the Parties hereto hereby agree as follows:

I.	Upon execution of this Letter of Intent, MPG hereby agrees to:

1.

Provide a good faith non refundable deposit of $6,500 upon the signing of this agreement and on each 1st of the month up to the closing date. SIRG shall not be responsible for any deposits incurred after the closing date.

2.	The parties will diligently and in good faith negotiate a definitive agreement (the “Definitive Agreement”) incorporating the principal terms of the contemplated transaction as set forth herein and, in addition, such other terms and provisions of a more detailed nature as the parties may agree upon. In the Definitive Assignment Agreement, each of SIRG and MPG will make such representations and warranties are customary in transactions of this nature. All representations and warranties will survive the closing of the transactions contemplated herein and any and all investigations at any time made by or on behalf of the parties. The Definitive Agreement shall be completed and executed on or before October 1, 2012 (the “Closing Date”), unless both parties agree to an extension not to exceed 10 days.

3.	Certify the Certificate of Ownership, titles and other required information.

4.	Provide any and all documentation proving its compliance with the laws governing mining in Arizona and the United States of America.

II.	TERMS OF AGREEMENT:

SIRG will pay the sum of $1,500,000 (ONE MILLION FIVE HUNDRED THOUSAND USD) in the following manner:

1.	$1,500,000 at closing in the form of a wire transfer to MPG’s assignees or designees.

2.	SIRG shall deliver a certificate(s) totaling 20,000,000 shares of Class A Common Stock of SIRG upon signing of a definitive purchase agreement to the assignees of MPG.

3.	SIRG shall deliver warrants granting MPG or its assignees the right to purchase 20,000,000 shares of Class A Common Stock of SIRG at an exercise price of $0.27 per share with an expiration date of ten (10) years following the signing of a definitive purchase agreement.

4.	MPG shall deliver Deed and Bill of Sale representing 50% of its interest in the Chloride Copper Mine.

III.	MPG represents and warrants to SIRG that:

1.	The execution and performance of this Letter of Intent by MPG has been duly authorized by the general partner and limited partners of MPG.

2.	The performance by MPG of this Letter of Intent will not violate any applicable court decree, law or regulation, nor will it violate any provisions of the organizational documents of MPG or any contractual obligation by which MPG may be bound.

3.	MPG has the legal right to conduct exploration and development programs on the CHLORIDE COPPER MINE and has the right to mine and otherwise commercially exploit any minerals found on the CHLORIDE COPPER MINE.

4.	MPG will not exploit, commercialize, sell, or negotiate, during the duration of this Letter of Intent, the Chloride Copper Mine nor any of its assets.

Further representations and warranties shall be included in the Definitive Agreement.

IV.	SIRG represents and warrants to MPG as follows:

1.	SIRG was validly incorporated and is currently in good standing pursuant to the relevant laws and regulations of the State of Delaware

2.	The execution and performance of this Letter of Intent by SIRG has been duly authorized by the management of SIRG.

3.	The performance by SIRG of this Letter of Intent will not violate any applicable court decree, law or regulation, nor will it violate any provisions of the organizational documents of SIRG or any contractual obligation by which SIRG may be bound.

Further representations and warranties shall be included in the Definitive Agreement.

V.	Notices

All notices hereunder shall be in writing and addressed to the party at the address herein set forth, or at such other address as to which notice pursuant to this section may be given, and shall be given by personal delivery, by certified mail, Express Mail or by national or international courier.

Notices shall be addressed to MPG at:

Medina Property Group, Llc

8004 Northwest 154th Street

Miami Lakes, FL 33016

Notices shall be addressed to SIRG at:

Sierra Resource Group Inc.

9550 S. Eastern Ave.

Suite 253

Las Vegas, NV 89123

VI.	Miscellaneous

This Agreement may be executed in multiple counterparts each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

SIERRA RESOURCE GROUP, INC.	MEDINA PROPERTY GROUP, LLC

By:	By:
Timothy Benjamin, Chairman of the Board		Xavier Gomez, Managing Member